UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On August 15, 2025, Fitell Corporation, a Cayman Islands company (the “Company”) entered into an At The Market Offering Agreement (the “ATM Agreement”) with Rodman & Renshaw LLC (“Rodman”). Pursuant to the ATM Agreement, the Company may issue and sell through or to Rodman, as sales agent and/or principal, up to $75 million of its class A ordinary shares (the “Shares”), par value $0.0001 per share, from time to time during the term of, and on the terms set forth in, the ATM Agreement.

The Company has filed a prospectus supplement relating to the offer and sale of the Shares pursuant to the ATM Agreement, forms a part of its registration statement on Form F-3 (File No. 333-284232), which was filed with the Securities and Exchange Commission on January 10, 2025, and declared effective on February 5, 2025 (the “Registration Statement”). Subject to the terms and conditions of the ATM Agreement, Rodman may sell Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended (the “Securities Act”). Rodman will use commercially reasonable efforts to sell the Shares from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay Rodman a sales commission equal to 4.0% of the gross sales proceeds of any Shares sold directly into the market.

The Company is not obligated to make any sales of the Shares under the ATM Agreement. The offering of the Shares will terminate upon the earlier of (i) the sale of all Shares subject to the ATM Agreement or (ii) termination of the ATM Agreement in accordance with its terms. The ATM Agreement contains customary representations, warrantees and agreements between the Company and Rodman, including customary indemnification rights, including for liabilities under the Securities Act. The representations, warranties and covenants contained in the ATM Agreement were made only for purposes of such agreement and as of specific dates and were solely for the benefit of the parties to such agreement.

The foregoing description of the ATM Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the ATM Agreement, a copy of which is filed as Exhibit 1.1 to this Report on Form 6-K and incorporated by reference herein.

The legal opinion of Ogier relating to the Shares being offered is filed herewith as Exhibit 5.1.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Shares nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement and the prospectus thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
1.1	At the Market Offering Agreement dated August 15, 2025
5.1	Opinion of Ogier
23.1	Consent of Ogier (set forth in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)